

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Richard D. Surber
Chief Executive Officer
Green Endeavors, Ltd.
59 West 100 South
Second Floor
Salt Lake City, Utah 84101

> **Re:** **Green Endeavors, Ltd.**
> **Amendment No. 1 to Form 10**
> **Filed August 3, 2010**
> **File No. 000-54018**

Dear Mr. Surber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one in our letter dated July 19, 2009. However, your website still refers to Nexia Holdings as a "public holding company". Please correct this reference.

Business, page 3

Corporate History, page 3

2.   We note that you have decided to close your location in Bountiful. Please disclose the estimated costs to wind up your operations at this location.

Government Regulation, page 5

3.　　　We note your response to comment five of our letter dated July 19, 2010. Given that you believe that climate change legislation and green house gas regulation will not have "any specific effect" on your operations, it is still unclear why the macro discussion of emissions of greenhouse gases pursuant to the United Nations Framework Convention on Climate Change and the Kyoto Protocol is material to the operation of your business. It would appear that the second paragraph of your supplemental response to our prior comment highlights the environmental aspects of your business that you desire to highlight in your filing. Please revise accordingly.

Risk Factors, page 4

4.　　　We note your response to comment six of our letter dated July 19, 2010. Please provide additional disclosure quantifying the amount of capital you will need to obtain to sustain your operations over the next twelve months. In addition, please quantify the additional capital you will need to (a) wind up your operations in Bountiful, (b) fund your new location in Salt Lake City and (c) execute the expansion plan you outline in the new disclosure in the Overview section of your Management's Discussion and Analysis of Financial Condition and Results of Operation.

Financial Information, page 10

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10

5.　　　We note your response to comment 9 in our letter dated July 19, 2010. Please further expand your disclosure to address why you believe being a public company will enhance your access to the debt and equity markets. Discuss whether you expect to be able to access public or private debt and equity.

6.　　　We note that on page 10 you state that you "intend to open a third location". In light of your plans to close your Bountiful location, please revise your disclosure throughout the Form 10 to clarify that you will be operating only two locations going forward.

7.　　　We note your response to comment 10 of our letter dated July 19, 2010. In your response, you state that your "national growth plan provides for additional salon locations in geographic markets." Please disclose which geographic markets you are targeting.

8.　　　We note from your disclosures on page 3, that you intend to close your Landis Concept Salon on August 15, 2010. Please revise to discuss the impact that this closure will have on your liquidity and capital resources. Describe how you expect the absence of cash flows, or the absence of negative cash flows to impact your future liquidity and capital resources. Discuss any significant past, present, or upcoming cash uses as a result of discontinuing these operations**.**

Other Expenses, net, page 15

9.   You disclose that the decrease in other expenses, net for the three and six month periods ended June 30, 2010 were primarily due to decreases of $42,173 and $46,852 on "loss of sale of securities". Please revise to describe the specific nature of these losses of sale of securities.

Cash Flows from Investing Activities, page 17

10.   We note that you disclose that the primary cause for the transition from cash flow provided by to cash flow used in investing activities was the increase in purchases of equipment and long-term investments. Please disclose the types and material terms of these long-term investments.

Cash Flows from Financing Activities, page 18

11.   We note that your cash flows from financing activities were impacted by a loan from the Salt Lake City Corporation. Please disclose the material terms and conditions of this loan.

Directors and Executive Officers, page 22

12.   Pursuant to Item 401(e) of Regulation S-K, please provide the name of the Salt Lake City public accounting firm where Mr. Clegg worked from 1999 to 2010.

Executive Compensation, page 24

13.   Please tell us in your response letter the calculation, including stock prices, you used to determine the value of the stock awards granted to Mr. Surber and Mr. Fast on December 31, 2008.

Certain Relationships and Related transactions, and Director Independence, page 26

14.   We note your response to comment 27 in our letter dated July 19, 2010. Further explain the business purpose behind this transaction.

Recent Sales of Unregistered Securities, page 29

15.   We note that on July 7, 2010 you issued $25,000 shares of restricted Series B Preferred Stock to Richard G. Clegg pursuant to the terms of his employment agreement with a related party. Please revise your disclosure to provide the name of the related party.

Richard D. Surber
Green Endeavors, Ltd
August 13, 2010
Page 4

Please describe the terms of Mr. Clegg's employment agreement that obligated you to issue these shares. If the company has ongoing compensatory obligations to Mr. Clegg pursuant to this employment agreement, please file it as an exhibit pursuant to Item 601 of Regulation S-K or explain why you are not required to file this employment agreement. In addition, please provide a summary of the material terms of this employment agreement pursuant to Item 402 of Regulation S-K.

16. Please file a copy of the agreement between you and AmeriResource Technologies, Inc. regarding the exchange of 650,000 shares of your Supervoting Preferred stock for 52,000 shares of your Series B Preferred stock. Please add a description of this transaction to Certain Relationships and Related Transactions, including the process you used to evaluate and approve this transaction and the directors and executive officers involved in that process.

17. Please explain why you have not filed the 8% Series A Senior Subordinated Convertible Redeemable Debenture you issued to Akron Associates, Inc. as an exhibit pursuant to Item 601 of Regulation S-K.

18. We note your response to comment 32 of our letter dated July 19, 2010. Given that there is no relationship between Akron Associates, Inc. and Diversified Holdings, Inc. I, please disclose why you issued a convertible debenture to Akron Associates, Inc. and in exchange reduced the principle amount of Diversified Holdings, Inc. I's outstanding convertible debenture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director